

03053617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEIBT FINANCIAL SERVICES,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8645 W. Sahara Avenue
(No. and Street)

Las Vegas, (City) NV (State) 89117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hans Seibt (702) 254-6613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
MAY 30 2003
WASH. D.C. 181 SECTION

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans Seibt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seibt Financial Services, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public 05/03/03


Notary Public-State Of Nevada
COUNTY OF CLARK
NATALIE VILLARANTE
My Appointment Expires
January 12, 2005
No. 01-66722-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Seibt Financial Services
D/B/A Seibt Financial Services, Inc.

We have audited the accompanying statement of financial condition of Seibt Financial Services D/B/A Seibt Financial Services, Inc. as of March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seibt Financial Services D/B/A Seibt Financial Services, Inc. as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 16, 2003

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 12,236
Receivables from broker/dealers	16,364
Securities owned at market value	1,313
Furniture and equipment at cost, net of $200,273 accumulated depreciation	8,496
Related party receivables	7,939
Other assets	6,743
TOTAL ASSETS	$ 53,091

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 8,249
Commissions payable	2,338
Total Liabilities	$ 10,587
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized, issued and outstanding 8,500,000 shares	$ 10,000
Additional paid-in capital	458,199
Retained earnings (deficit)	(425,695)
Total Shareholders' Equity	$ 42,504
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 53,091

The accompanying notes are an integral part of this financial statement.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Seibt Enterprises, Inc., was incorporated in the state of Nevada on October 11, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Furniture and equipment - Depreciation is provided using the straight-line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

NOTE 2 - INCOME TAXES

The Company has yet unused a net operating loss a carryforward of $401,267 which begins to expire on January 1, 2012.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company has deposited $10,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" in the statement of financial condition. The agreement may be terminated by either party with 30 days prior written notification. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 4 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Seibt Enterprises, Inc. In addition, through common ownership the Company is affiliated with Seibt Realty, NS Development and NVS Insurance.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

NOTE 4 - RELATED PARTY TRANSACTIONS - (Continued)

NVS Insurance has paid expenses for the Company or has paid the Company directly $81,312 during the year ended March 31, 2003 for reimbursements of various expenses the Company incurred on NVS Insurance's behalf. This amount was netted against the expenses as follows: Compensation and Related Benefits $4,500, Occupancy $35,000, Communications $5,000 and Other Operating Expenses $36,812.

NOTE 5 - LEASE COMMITMENTS

Minimum annual rentals under a lease for office space that is classified as an operating lease and expires February 29, 2004, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2004	$ 34,477

The total expenditure for office space for the year ended March 31, 2003 was $67,969. This amount includes additional charges pursuant to the lease agreement mentioned above and for a similar agreement that terminated 8/31/02. The net expense for the year was $32,969, which equals the total expenditure less the related party reimbursements totaling $35,000 as mentioned in Note 4.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2003 the Company's net capital and required net capital were $17,673 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 60%.